PrimeEnergy Management Corporation

9821 Katy Freeway, Suite 1050 — Houston, Texas 77024 (713) 735-0000 — FAX (713) 735-0090

December 20, 2012

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

Unites States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PrimeEnergy Corporation (the “Company” or “PrimeEnergy”)
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 29, 2012
File No. 0-07406

Dear Mr. Schwall:

We are providing the following responses to the comment letter dated December 4, 2012, from the staff of the Division of Corporate Finance (“Staff”) of the United States Securities and Exchange Commission (“SEC”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2011 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Properties, page 16

General

1.	As you may know, Item 1207 of Regulation S-K requires the disclosure of various details concerning commitments to deliver fixed and determinable quantities of oil or gas under existing contracts or agreements. Given that you have not provided this type of disclosure we understand that you have no such commitments. Please tell us whether this is correct. Otherwise, please expand your disclosure to comply with this requirement.

Response:

We do not have any material commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2011. In future filings with the Commission, we will disclose material commitments to deliver fixed and determinable quantities of oil and gas if any such commitments exist.

Mr. H. Roger Schwall	December 20, 2012
United States Securities and Exchange Commission	Page 2

Oil and Gas Production, page 17

2.	We note that your historical received natural gas sales prices are significantly higher than the annual average benchmark prices for 2011, e.g. $7.63/MCFG compared to $4/MMBTU (as disclosed on page 18) for Henry Hub. Please expand your discussion to explain how these higher prices were obtained. Indicate whether you are selling “wet gas” or natural gas liquids and dry gas; and state the effects on these prices of any hedging activities.

Response:

We note the Staff’s comment and for clarification purposes point out that the average natural gas sales price the $7.63/MCFG disclosed on page 17 of our 2011 Form 10-K include the impact of natural gas derivatives settled in the period. As further disclosed in the following paragraph on page 17, our average natural gas sales price, excluding the impact of derivatives for 2011 was $6.38/MCFG. We are selling “wet gas” and our price per MCFG is calculated as the annual revenue received for our sales divided by our annual production. We believe that our 2011 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.

3.	On page 24, you attribute the increase in lease operating expense in part to production taxes. Please expand your discussion to disclose unit production costs without the effect of production taxes to comply with Instruction 5 to Item 1204 of Regulation S-K. You may disclose the effect of production taxes in an additional line item or footnote.

Response:

We note the Staff’s comment. The reported “Lease operation expense” on page F-4 of our 2011 Form 10-K includes production taxes of $4.68 million and $3.84 million for the years ended December 31, 2011 and 2010, respectively. Our “Average production costs per net equivalent barrel” disclosed on page 17 of our 2011 Form 10-K includes such production tax expenses in the numerator. Production costs without the effect of production taxes were $22.05/BOE and $19.27/BOE for the years ended December 31, 2011 and 2010, respectively, and production tax expense per net equivalent barrel were $3.20/BOE and $2.37/BOE for the years ended December 31, 2011 and 2010, respectively. We do not believe it is necessary to amend prior filings of our Form 10-K because our reporting is consistent between the periods and our 2011 Form 10-K is materially accurate. We will however disclose these production costs associated with production taxes separately on a net equivalent barrel basis in our future 10-K filings with the Commission.

Mr. H. Roger Schwall	December 20, 2012
United States Securities and Exchange Commission	Page 3

Reserves, page 18

4.	We note the discussion of your proved undeveloped (PUD) reserves does not address material changes to PUD reserves. Please disclose separate figures for material changes caused by revisions, improved recovery, acquisition/divesture, extensions/discoveries and conversion to proved developed status; and discuss the amount of capital costs expended each period for conversion to proved developed status. You may refer to Item 1203 of Regulation S-K if you require further guidance. Also clarify whether you have PUD reserves scheduled for development five years beyond date of first booking.

Response:

We propose future disclosures to add related reserve quantities and capital expenditures in our discussion of proved undeveloped reserve changes similar to the following expansion of our discussion on page 18 of our 2011 Form 10-K as presented below:

Our proved undeveloped reserves as of December 31, 2009 consisted of 54 in-fill drilling locations in our West Texas drilling program totaling 2,782 MBOE. During 2010 we drilled 43 West Texas wells at a cost of $10.5 million converting 1,511 MBOE to proved developed producing reserves and added 64 additional proved undeveloped drilling locations. Proved undeveloped reserves of 4,552 MBOE as of December 31, 2010 included 75 in-fill drilling locations in our West Texas drilling program. During 2011 we drilled 24 West Texas wells at a cost of $28.4 million converting 1,209 MBOE to proved developed producing reserves and added 18 additional proved undeveloped drilling locations. Proved undeveloped reserves of 4,063 MBOE as of December 31, 2011 included 64 in-fill drilling locations in our West Texas drilling program and 5 drilling locations in our Mid-Continent region. As of March 1, 2012 we have drilled 6 of those wells, spending $10.3 million and converting 396 MBOE to proved developed producing reserves. We have no proved undeveloped reserves scheduled for development five years beyond date of first booking.

Management’s Discussion and Analysis, page 22

Liquidity and Capital Resources, page 22

5.	Please disclose your capital expenditures budget for 2012.

Response:

As disclosed on page 22 of our 2011 Form 10-K, our primary capital resources are “cash provided by our operating activities and our credit facility” and as noted on page 23 of our 2011 Form 10-K, “the majority of our capital spending is discretionary, and the ultimate level of expenditures will be dependent on our assessment of the oil and gas business environment, the number and quality of oil and gas prospects available, the market for oilfield services, and oil and gas business opportunities in general.” As such, we have provided regular updates throughout 2012 within our Quarterly Reports on Form 10-Q. Specifically, in our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2012 filed with the Commission on May 9, 2012, we disclosed our net capital expenditure of $6.32 million in February 2012 to acquire additional working interest in producing properties that we operate in our Gulf Coast region as well as our plan to drill approximately 35 wells (30 net) during 2012, mainly in the Permian Basin in West Texas and in the central Oklahoma area.

Mr. H. Roger Schwall	December 20, 2012
United States Securities and Exchange Commission	Page 4

Financial Statements

Supplementary Information, page F-20

Capitalized Costs Relating to Oil and Gas Producing Activities, page F-20

6.	We note that while you report proved undeveloped reserves in your tables on pages 17 and F-21, you have characterized all costs of proved properties as costs of developed properties in your table under this heading on page F-20. Please revise your disclosure to report costs of proved developed properties separately from costs of proved undeveloped properties.

Response:

See attached Exhibit A for proposed future disclosure.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-20

7.	Please expand your standardized measure disclosure to present future estimated development costs separately from future estimated production costs to comply with FASB ASC subparagraph 932-235-50-31b.

Response:

See attached Exhibit B for proposed future disclosure.

Notes to Supplementary Information, page F-23

Note 5 – Changes in Reserves, page F-23

8.	Please expand your disclosures under this heading to include the reasons for significant changes in proved reserves, and under the Reserves heading on page 17 to discuss the technologies used to establish the appropriate level of certainty in formulating material revisions to your reserves in 2010 and 2011, as indicated for extensions and discoveries, to comply with FASB ASC 932-235-50-5 and Regulation S-K Item 1202(a)(6).

Response:

We propose future disclosures to add discussions under the Reserves heading on page 17 of our 2011 Form 10-K to include the technologies used to establish the appropriate level of certainty in formulating material revisions to reserve quantities similar to the following proposed future expansion of Note 5 on Page F-23 of our 2011 Form 10-K as presented below:

5. Changes in Reserves

The 2011 and 2010 extensions and discoveries reflect the successful drilling activity in the Company’s West Texas area. The Company is employing technologies to establish proved reserves that have been demonstrated to provide consistent results capable of repetition. The

Mr. H. Roger Schwall	December 20, 2012
United States Securities and Exchange Commission	Page 5

technologies and economic data being used in the estimation of its proved reserves include, but are not limited to, electrical logs, radioactivity logs, geologic maps, production data and well test data. The estimated reserves of wells with sufficient production history are estimated using appropriate decline curves. Estimated reserves of producing wells with limited production history and for undeveloped locations are estimated using performance data from analogous wells in the area. These wells are considered analogous based on production performance from the same formation and with similar completion techniques.

As requested, in connection with responding to the Staff’s comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 735-0000, facsimile at (713) 735-0090 or e-mail at BCummings@PrimeEnergy.com.

Sincerely,

Beverly A. Cummings

Executive Vice President, Chief Financial Officer

Exhibit A

PRIMEENERGY CORPORATION AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

CAPITALIZED COSTS RELATING TO

OIL AND GAS PRODUCING ACTIVITIES

As of December 31, 2011 and 2010

(Unaudited)

	As of December 31,
(Thousands of dollars)	2011	2010
Developed oil and gas properties	$491,938	$452,677
Undeveloped oil and gas properties	455	468
Unproved oil and gas properties	—	698

Total Capitalized Costs	492,393	453,843
Accumulated depreciation, depletion and valuation allowance	355,643	310,809

Net Capitalized Costs	$136,750	$143,034

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,

EXPLORATION AND DEVELOPMENT ACTIVITIES

Years Ended December 31, 2011 and 2010

(Unaudited)

	Year Ended December 31,
(Thousands of dollars)	2011	2010
Acquisition of Properties, Developed	$273	$—
Acquisition of Properties, Undeveloped	146	727
Exploration costs	38	91
Development Costs	38,820	12,936

Exhibit B

PRIMEENERGY CORPORATION AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE

NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

As of December 31, 2011 and 2010

(Unaudited)

	As of December 31,
(Thousands of dollars)	2011	2010
Future cash inflows	$1,113,603	$907,142
Future production costs	(530,237)	(447,996)
Future development costs	(67,158)	(76,208)
Future income tax expenses	(148,283)	(101,501)

Future Net Cash Flows	367,925	281,437
10% annual discount for estimated timing of cash flows	(183,147)	(134,953)

Standardized Measure of Discounted Future Net Cash Flows	$184,508	$146,484